SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2019

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

21st December, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 21st December 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
December 21, 2018	1,555,006	2263.00	2232.00	2246.30	LSE
December 21, 2018	483,938	2263.00	2232.50	2247.18	Cboe Europe Equities (CXE)
December 21, 2018	951,668	2262.50	2233.00	2249.94	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-2112181800-C685_Shell_RNS_21.12.2018_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

24th December, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 24th December 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
December 24, 2018	598,323	2270.00	2255.00	2263.76	LSE
December 24, 2018	216,055	2270.00	2255.00	2263.14	Cboe Europe Equities (CXE)
December 24, 2018	112,051	2270.00	2255.00	2263.48	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/802069/Shell_RNS_24_12_2018.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

27th December, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 27th December 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
December 27, 2018	1,605,699	2286.50	2225.00	2252.45	LSE
December 27, 2018	477,436	2287.50	2235.00	2256.07	Cboe Europe Equities (CXE)
December 27, 2018	504,390	2289.00	2224.50	2243.62	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/802655/Shell_RNS_27_12_2018.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

28th December, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 28th December 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
December 28, 2018	1,218	2278.50	2277.00	2277.75	LSE

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/802853/Shell_RNS_28_12_2018.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

31st December, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 31st December 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
December 31, 2018	2,344	2300.00	2298.50	2299.53	LSE
December 31, 2018	828	2300.00	2300.00	2300.00	Cboe Europe Equities (CXE)
December 31, 2018	194	2300.00	2300.00	2300.00	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/803145/Shell_RNS_31_12_2018.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

3rd January, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 3rd January 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
January 3, 2019	16,362	2328.00	2315.00	2321.28	LSE
January 3, 2019	8,163	2328.00	2313.50	2319.63	Cboe Europe Equities (CXE)
January 3, 2019	1,994	2328.00	2316.50	2318.91	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/803956/Shell_RNS_03_01_2019.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

4th January, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 4th January 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
January 4, 2019	41	2367.00	2367.00	2367.00	LSE
January 4, 2019	970	2375.00	2367.00	2371.21	Cboe Europe Equities (CXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/804294/Shell_RNS_04_01_2019.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

7th January, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 7th January 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
January 7, 2019	285,279	2366.50	2339.50	2347.29	LSE
January 7, 2019	84,050	2350.00	2341.00	2347.34	Cboe Europe Equities (CXE)
January 7, 2019	24,831	2350.00	2340.00	2346.92	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/804999/Shell_RNS_07_01_2019.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

8th January, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 8th January 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
January 8, 2019	1,016	2375.00	2374.50	2374.76	LSE

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/805746/Shell_RNS_08_01_2019.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

9th January, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 9th January 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
January 9, 2019	11,500	2370.00	2366.00	2368.40	LSE
January 9, 2019	4,067	2370.00	2366.50	2368.02	Cboe Europe Equities (CXE)
January 9, 2019	1,849	2370.00	2366.50	2369.27	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/806290/Shell_RNS_09_01_2019.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

10th January, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 10th January 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
January 10, 2019	180,981	2375.00	2357.50	2369.57	LSE
January 10, 2019	77,477	2375.00	2357.00	2369.71	Cboe Europe Equities (CXE)
January 10, 2019	18,144	2375.00	2360.50	2369.42	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/806861/Shell_RNS_10_01_2019.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

11th January, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 11th January 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
January 11, 2019	1,382,283	2399.00	2358.50	2366.17	LSE
January 11, 2019	368,983	2386.00	2358.50	2366.69	Cboe Europe Equities (CXE)
January 11, 2019	422,663	2381.50	2358.50	2364.35	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/807287/Shell_RNS_11_01_2019.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

14th January, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 14th January 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
January 14, 2019	1,395,624	2360.00	2325.00	2342.99	LSE
January 14, 2019	362,633	2354.00	2325.00	2337.94	Cboe Europe Equities (CXE)
January 14, 2019	396,872	2360.00	2325.00	2343.83	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/807940/Shell_RNS_14_01_2019.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

15th January, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 15th January 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
January 15, 2019	387,265	2360.00	2345.50	2353.99	LSE
January 15, 2019	151,637	2360.00	2345.50	2353.83	Cboe Europe Equities (CXE)
January 15, 2019	57,641	2360.00	2345.50	2353.81	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/808652/Shell_RNS_15_01_2019.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

16th January, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 16th January 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
January 16, 2019	1,346,504	2359.50	2321.50	2336.95	LSE
January 16, 2019	357,009	2359.50	2322.00	2338.41	Cboe Europe Equities (CXE)
January 16, 2019	410,255	2362.00	2322.00	2332.76	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/809344/Shell_RNS_16_01_2019.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

17th January, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 17th January 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
January 17, 2019	1,347,399	2333.50	2298.00	2313.77	LSE
January 17, 2019	351,031	2333.00	2298.00	2316.97	Cboe Europe Equities (CXE)
January 17, 2019	421,779	2333.00	2298.50	2309.48	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/809963/Shell_RNS_17_01_2019.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

18th January, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 18th January 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
January 18, 2019	69,223	2333.00	2322.00	2328.97	LSE
January 18, 2019	30,017	2333.00	2322.00	2329.32	Cboe Europe Equities (CXE)
January 18, 2019	10,131	2333.00	2322.00	2330.74	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/810516/Shell_RNS_18_01_2019.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

21st January, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 21st January 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
January 21, 2019	350	2383.00	2383.00	2383.00	LSE
January 21, 2019	1,226	2376.00	2373.00	2374.85	Cboe Europe Equities (CXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/811087/Shell_RNS_21_01_2019.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

22nd January, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 22nd January 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
January 22, 2019	1,275,198	2347.00	2302.50	2322.49	LSE
January 22, 2019	311,530	2346.00	2303.00	2328.81	Cboe Europe Equities (CXE)
January 22, 2019	353,573	2345.00	2301.00	2313.40	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/811735/Shell_RNS_22_01_2019.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

23rd January, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 23rd January 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
January 23, 2019	1,239,965	2307.00	2255.00	2276.96	LSE
January 23, 2019	289,912	2307.00	2264.00	2286.71	Cboe Europe Equities (CXE)
January 23, 2019	306,883	2307.00	2254.00	2267.83	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/812482/Shell_RNS_23_01_2019.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

24th January, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 24th January 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
January 24, 2019	1,132,548	2272.50	2234.50	2253.73	LSE
January 24, 2019	272,203	2259.50	2235.00	2250.29	Cboe Europe Equities (CXE)
January 24, 2019	292,253	2274.00	2235.00	2262.60	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/813189/Shell_RNS_24_01_2019.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

25th January, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 25th January 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
January 25, 2019	1,185,658	2283.00	2252.00	2266.52	LSE
January 25, 2019	284,556	2283.00	2256.00	2271.87	Cboe Europe Equities (CXE)
January 25, 2019	307,139	2283.00	2250.00	2259.77	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/813687/Shell_RNS_25_01_2019.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

28th January, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 28th January 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
January 28, 2019	501,965	2240.00	2209.50	2226.58	LSE
January 28, 2019	208,919	2240.00	2209.50	2227.10	Cboe Europe Equities (CXE)
January 28, 2019	55,712	2240.00	2211.00	2227.18	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/814388/Shell_RNS_28_01_2019.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

31 January, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 31 January 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
31 January 2019	684,011	2,361.00	2,332.50	2,356.968433	LSE
31 January 2019	178,232	2,361.00	2,335.50	2,357.646531	BATS (BXE)
31 January 2019	105,200	2,361.00	2,333.00	2,356.020684	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/816354/31012019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

(Registrant)

By:	A Clarke
Name: A Clarke
Title: Deputy Company Secretary

Date: February 1, 2019